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                                 April 27, 2005


VIA FED EX AND EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attention:  Mark P. Shuman

      Re:  Concord Communications, Inc.
           Post-effective Amendment No. 3 to Registration Statement on Form S-3 File No. 333-112091 ("Registration Statement")

Ladies and Gentlemen:

         This letter is being furnished in response to comments contained in the letter dated February 25, 2005 (the "Letter") from Mark P. Shuman, Branch Chief
- Legal, of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to John A. Blaeser, President and Chief Executive Officer of Concord Communications, Inc. (the "Company"). The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

         1. Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information or otherwise advise us why such updating is not required.

RESPONSE:

References to the financial statements and related disclosures incorporated by reference into the prospectus have been updated to refer to the financial information included in the Company's Form 10-K filed with the Commission on March 16, 2005.

COMMENT:

         2. We note your Form 8-K filed February 25, 2005 disclosing the consummation of your acquisition of Aprisma Holdings as well as your requirements under Item 9.01 to file financial statements and pro forma

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                  financial information for Aprisma Holdings. Please note that your post-effective amendment will not be declared effective until the financial statements required by Rule 3-05 of Regulation S-X are provided. Please see the Instruction to
                  Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

                  If applicable, please supplementally provide us with your analysis detailing the availability of Rule 3-05(b)(4) of Regulation S-X and your calculations with respect to Aprisma Holdings in determining whether it exceeds any of the conditions of significance in the definition of significant subsidiary at the 50 percent level. Further, please address whether your prior acquisition of Vitel Software should be treated with your acquisition of Aprisma Holdings as a single business combination pursuant to Rule 3-05(a)(3) of Regulations S-X.

RESPONSE:

Based on our review at the close of the Aprisma Holdings acquisition on February 22, 2005, we determined that Aprisma Holdings was a significant subsidiary as the Income from continuing operations for the period ending December 31, 2003, was greater than 50%.

($million)

FOR YEAR ENDED DEC. 31, 2003               APRISMA    CONCORD    % CONCORD
--------------------------------------     -------    -------    ---------
Assets*                                    25,570     218,426       12%

Income from continuing operations           3,530       5,655       62%

*: For Aprisma, excluding cash balance

The Company received a letter from the Commission, dated December 10, 2004, acknowledging the financial statements that the Company intends to file with its Form 8-K on or before May 9, 2005.


The Aprisma Holdings acquisition and the prior acquisition of Vitel Software will not be treated as a single business combination as these are deemed not related as they were not under common control and management prior to being acquired by Concord Communications.

COMMENT:

         3. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your recently added selling securityholders. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K

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                  portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

RESPONSE:

In response to the Staff's comments, the Company has disclosed in the footnotes to the selling securityholder table included in the prospectus, the individuals that exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by all selling securityholders that were added to the prospectus in the Post-effective Amendment No. 2, as well as by all selling securityholders that have been added to the current amendment.

      Please telephone me at (508) 303-4361 with any questions concerning this letter.

                                   Very truly yours,

                                   /s/ Melissa H. Cruz

                                   Melissa H. Cruz
                                   Executive Vice President, Business Services,
                                   Chief Financial Officer and Treasurer

cc:   Barbara C. Jacobs
      Daniel Lee
      Douglas A. Batt, Esq.
      Kevin M. Barry, Esq.